Exhibit 99.1

Ohmyhome to Announce 2024 Growth Update

Singapore, June 25, 2024 (GLOBE NEWSWIRE) — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore, is pleased to announce today that an update on the Company’s growth in 2024 will be released before the market opens on Friday, July 5, 2024.

Ohmyhome will host a Webinar to share and discuss the Company’s key business updates at 8:30 a.m. Eastern Standard Time/ 8:30 p.m. Singapore Time the same day. The live webinar can be registered and accessed via the link below:

https://us02web.zoom.us/webinar/register/1017122931673/WN_BuQP1WF7SB2rpqUPKuxl2A

Following the call, a replay will be available at the Ohmyhome Investor Relations website at ir.ohmyhome.com on the same day.

For any further information, please reach out to us via email at ir@ohmyhome.com.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 15,000 properties as of Dec 31, 2023, and has approximately 6,800 units under management as of Dec 31, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release and the webinar contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact

Investor Relations: ir@ohmyhome.com

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